GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

05012574

SUPPL

28 October 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SEC MAIL RECEIVED NOV 1 4 2005 WASH., D.C.

Dear Sirs, New GKN PLC

GKN plc – Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. De Ritter

Sandie De Ritter

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

Enc

EXEMPTION NO.
82 - 5204

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 27 October 2005 it purchased 550,000 of its ordinary shares at a price of 271.39p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 24,145,000 of its ordinary shares in Treasury and has a total of 715,799,990 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
27 October 2005

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

25 October 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc – Purchase of own shares held in Treasury

For your information I enclose copies of the above announcements.

Yours faithfully,

S De Ritter

Sandie De Ritter

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 21 October 2005 it purchased 500,000 of its ordinary shares at a price of 268.29p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 22,375,000 of its ordinary shares in Treasury and has a total of 717,569,990 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
21 October 2005

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 24 October 2005 it purchased 400,000 of its ordinary shares at a price of 274.7p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 22,775,000 of its ordinary shares in Treasury and has a total of 717,169,990 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
24 October 2005